SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
Publicly Held Corporation
CVM # 1771-0
CNPJ (Tax ID) # 02.558.074/0001-73
N.I.R.E. (State ID) 35.300.158.792

ANNOUNCEMENT

Telesp Celular Participações S.A. hereby informs that its shareholder Capital Group International, Inc released on August 27, 2003, an “Announcement”, fully transcribed below:

“In compliance with article 12, sole paragraph, of CVM instruction No 358 dated 01/03/2002, Capital Group International, Inc., a corporation constituted and existing under the laws of the United States, with headquarters at 333, South Hope Street, Los Angeles, California 90071, United States of America (“CGII”), as a manager of a foreign investment company, hereby announces that it acquired, through stock exchange trades, American Depositary Receipts – ADRs representing 38,206,024,189 nominative preferred shares issued by Telesp Celular Participações S.A. (“Company”), corresponding to 5.01% of the total nominative preferred shares issued by the Company. This purchase constitutes a minority investment, which does not change the control or the administrative structure of the Company. Currently, there is no determined number of Company shares which CGII intends to buy. Besides the aforementioned interest in the Company, Capital Research and Management Company, a company of the same economic group of CGII, and also a manager of a foreign investment company, holds (directly or through American Depositary Receipts – ADRs) 1,250,000,000 preferred shares issued by the Company, corresponding to 0.16% of the total preferred shares issued by the Company. There are no convertible debentures held directly or indirectly by CGII or any related person, nor any agreement or contract regulating the exercise of the voting rights or the purchase and sale of securities issued by the Company where CGII or any related person has an interest.

August 27, 2003
CAPITAL GROUP INTERNACIONAL, INC.”

São Paulo, August 28, 2003
Fernando Abella Garcia
Investor Relations Officer
Telesp Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.